02023607

'ED STATES
£XCHANGE COMMISSION
Washington, D.C. 20549

Vf 7-16-02

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 0 9 2002
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47554

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: Advanced Asset Trading Inc.
~~Brookfield Capital Corporation~~ FN:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5050 Poplar Avenue, Suite 1430
(No. and Street)

Memphis	TN	38157-1401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Eberle, III (901) 681-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Howell & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. Box 2920	Cordova	TN	38088-2920
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P JUL 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Vf 7-18-02

OATH OR AFFIRMATION

I, Joseph Eberle, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookfield Capital Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

JACKSON, HOWELL & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

SHAREHOLDERS:

LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA

7240 GOODLETT FARMS PARKWAY
P. O. BOX 2920
CORDOVA, TENNESSEE 38088-2920

(901) 683-5100 PHONE
(901) 683-0562 FAX
E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Brookfield Capital Corporation
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Brookfield Capital Corporation as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookfield Capital Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Cordova, Tennessee
March 21, 2002

Jackson, Howell & Associates PC

Brookfield Capital Corporation
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 29,831
Receivables from brokers and clearing organizations	41,502
Receivables from non-customers	40,055
Prepaid expenses	2,974
Deferred tax asset	5,824
	$120,186

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 7,945
Accrued expenses	1,099
Accrued income taxes	5,324
Due to affiliates	11,875
TOTAL LIABILITIES	26,243
COMMITMENTS AND CONTINGENCIES	-
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value, authorized 100,000 shares, issued and outstanding 20,000 shares	200
Additional paid-in capital	63,800
Retained earnings	29,943
	93,943
	$120,186

The accompanying notes are an integral part of this statement.

Brookfield Capital Corporation
STATEMENT OF OPERATIONS
Year Ended December 31, 2001

REVENUES:	
Commissions	$199,878
Fees for account supervision, investment, advisory, and administrative services	13,323
Other revenue	178
	213,379
EXPENSES:	
Access fees	6,790
Bad debts	14,727
Bank charges	144
Commissions	112,175
Dues and subscriptions	3,955
Insurance	548
Meals and entertainment	68
Miscellaneous	1,393
Membership fees	5,410
Postage	871
Printing	452
Professional fees	9,759
Payroll taxes	9,335
Taxes and licenses	1,075
Trade charges	27,082
Training and testing	1,020
	194,804
INCOME FROM OPERATIONS	18,575
Other income:	
Interest income	1,526
NET INCOME BEFORE INCOME TAXES	20,101
Income tax expense (benefit):	
Current	4,894
Deferred	(2,260)
	2,634
NET INCOME	$ 17,467

The accompanying notes are an integral part of this statement.

Brookfield Capital Corporation
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2001	$200	$63,800	$12,476	$76,476
Net income	-	-	17,467	17,467
Balance at December 31, 2001	$200	$63,800	$29,943	$93,943

The accompanying notes are an integral part of this statement.

Brookfield Capital Corporation
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2001

Subordinated borrowings at January 1, 2001	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2001	$ -

The accompanying notes are an integral part of this statement.

Brookfield Capital Corporation
STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 17,467
Adjustments to reconcile net income to cash provided by operating activities:	
Deferred tax benefit	(2,260)
Net changes in assets and liabilities:	
Decrease in receivables from brokers and clearing organizations	34,478
Decrease in prepaid expenses	1,464
Decrease in receivables from non-customers	16,934
Increase in accounts payable	4,683
Decrease in accrued expenses	(12,093)
Increase in accrued income taxes	5,024
NET CASH PROVIDED BY OPERATING ACTIVITIES	65,697
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net payments on debt to affiliates	(47,905)
NET CASH USED IN FINANCING ACTIVITIES	(47,905)
Net increase in cash	17,792
Cash at beginning of year	12,039
Cash at end of year	$ 29,831
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 702

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF BUSINESS

Nature of Business

Brookfield Capital Corporation is a subsidiary of BGI, Inc. The Company was organized in August, 1994 for the purpose of selling interests in direct participation programs and other investment vehicles to individual and corporate customers located primarily in the Mid-South.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k) (2) (ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company accounts for income and expenses using the accrual method of accounting. Customers' securities transactions of the Company are recorded on a trade date basis.

Income Taxes

The Company is included in the consolidated federal income tax return of Brookfield & Company, the parent of BGI, Inc. The Company calculates its tax provision under the terms of a tax sharing agreement with BGI, Inc. Per the agreement, the Company is to compute its tax provision on the basis of filing separate federal and state income tax returns.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - INCOME TAX MATTERS

Net deferred tax assets consist of state net operating loss (NOL) carryforwards of $5,824. The NOL carryforward may be carried forward for 15 years, and any unused carryfowards will expire in December, 2014.

The income tax provision differs from the amount of income tax expense determined by applying the U.S. Federal income tax rate to pretax income for the year ended December 31, 2001 due to the following:

Computed "expected" tax expense	$ 6,834
Increase (decrease) in income tax expense resulting from:	
Nondeductible expenses	12
State income tax (less federal benefit)	796
Income taxed at lower rates	(3,829)
Other	(1,179)
	$ 2,634

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of approximately $44,290 and $5,000, respectively. The Company's net capital ratio was .59 to 1.

NOTE E - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note A, the Company's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company.

The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

NOTE F - SUBSEQUENT EVENTS

Receivable from Non-Customer

In February, 2002, the Company agreed to a settlement with a former employee over the amount of reimbursable draws due to the Company. The parties agreed to a sum of $40,000 to be paid in variable interest-free payments through September, 2003.

Stock Sale

In February, 2002, the Parent Company of Brookfield Capital Corporation (BGI, Inc.) entered into an agreement to sell all outstanding shares of the Company. The sale is contingent upon approval by the National Association of Securities Dealers.

SUPPLEMENTARY INFORMATION

JACKSON, HOWELL & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

SHAREHOLDERS:

LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA

7240 GOODLETT FARMS PARKWAY
P. O. BOX 2920
CORDOVA, TENNESSEE 38088-2920

(901) 683-5100 PHONE
(901) 683-0562 FAX
E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTAL INFORMATION

To the Board of Directors
Brookfield Capital Corporation
Memphis, Tennessee

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordova, Tennessee
March 21, 2002

Jackson, Howell & Associates PC

Brookfield Capital Corporation
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
December 31, 2001

SCHEDULE 1

AGGREGATED INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable		$ 7,945
Accrued expenses		1,099
Accrued income taxes		5,324
Due to affiliates		11,875
TOTAL AGGREGATE INDEBTEDNESS		$26,243
NET CAPITAL:		
Total stockholder's equity		$93,943
Less deductions and charges to capital:		
Non-allowable assets	$48,853	
Haircut on deposits invested in money market funds	800	49,653
NET CAPITAL		44,290
Minimum required net capital		5,000
CAPITAL IN EXCESS OF MINIMUM REQUIRED		$39,290
Ration of aggregate indebtedness to net capital		.59 to 1

Brookfield Capital Corporation
RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5
December 31, 2001

SCHEDULE 2

AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness as reported by registrant in Par IIA of Form X-17A-5 as of December 31, 2001 (unaudited)	$25,060
Adjustments in aggregate indebtedness as a result of audit adjustments	1,183
AGGREGATE INDEBTEDNESS AS COMPUTED ON SCHEDULE 1	$26,243
NET CAPITAL:	
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2001 (unaudited)	$45,473
Adjustments to current years earnings	(1,183)
NET CAPITAL AS COMPUTED ON SCHEDULE 1	$44,290

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

JACKSON, HOWELL & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

SHAREHOLDERS:
LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA

7240 GOODLETT FARMS PARKWAY
P. O. BOX 2920
CORDOVA, TENNESSEE 38088-2920
(901) 683-5100 PHONE
(901) 683-0562 FAX
E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

The Board of Directors
Brookfield Capital Corporation
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplementary schedules Brookfield Capital Corporation for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedure followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we considered to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which would rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Cordova, Tennessee
March 21, 2002

Jackson, Howell & Associates PC